



Sciences

Holdings Limited



June 6, 2005

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of June, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsholdings.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 June to 30 June 2005.

Doc Date	Headline	Pages
2 June 05	Revenue Guidance	2
3 June 05	COE on Revenue & QR Applications	4
7 June 05	QRSciences Awarded $2.8million Grant	3
20 June 05	QRSciences Release of Escrow	2

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA



Sciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 20/06/05
Document Ref: 230
Release Time: Immediate
Subject: QRSCIENCES RELEASE OF ESCROW



Sciences

Holdings Limited

20 June 2005

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities issued on the 23 December 2004 in relation to the QRSciences Holdings Limited Employee Share Plan will be released from escrow on 1 July 2005.

5,233,332 fully paid ordinary shares.

Yours Faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited



Sciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 7/6/05
Document Ref : 229
Release Time: Immediate
Subject: QRSciences Awarded $2.8million Grant

QRSciences Awarded $2.8million Grant

Perth, Tuesday, June 7, 2005 – QRSciences (QRS:ASX), an Australian based technology company and a leader in the development of explosive detection systems, announces it has been awarded a $2.8 million grant from the Australian Government to support continued development and commercialisation of its Next Generation Explosive Detection system.

"The AusIndustry grant is a major vote of confidence in QRSciences, the technology and our business model" said Kevin Russeth, Chief Executive Officer of QRSciences. "This grant will support ongoing innovation and feed directly into the development of our next generation core technology," he concluded.

Under the scope of the grant, which has been awarded under the highly competitive R&D Start program, QRSciences will carry out the works at its research and development facility in Perth, Western Australia.

Mr Russeth added, "It is very encouraging to see the Australian Government supporting local technology as it competes in global markets. We sincerely appreciate this commitment from the Federal Government and look forward to a continued close association".

About QRSciences

QRSciences, based in Perth, Western Australia with operations in San Diego, California, designs and develops systems, sub-systems, components and software for security related applications. The Company is a leader in quadrupole resonance (QR), magnetic sensing, and advanced metal detection technologies. Applications for the technologies include explosive and narcotic detection, chemical manufacturing quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com or contact the Company in Australia on +61-8-9351-1200 and in the U.S. on +1-858-345-1095.

About AusIndustry

AusIndustry is the program delivery division of the Australian Government Department of Industry, Tourism and Resources. AusIndustry's R&D Start Grant is a competitive, merit-based grants and loans program supporting business, research and development, and commercialisation. It is part of the $5.3 billion Innovation Statement, Backing Australia's Ability, underscoring the Federal Government's commitment to innovation.

For more information about Ausindustry please visit www.ausindustry.com.au

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


QRSciences


open briefing

corporatefile.com.au

QRSciences Holding Limited
Level 32, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

Date of lodgement: 03-Jun-2005

Title: Open Briefing®. QRSciences. CEO on Revenue & QR Applications

Record of interview:

corporatefile.com.au
QRSciences has announced a forecast revenue range of A$3 million to A$5 million through to June 2006. Can you identify the sources of that revenue?

CEO Kevin Russeth
Our business model drives revenue from four different channels;

- contract research and grants;
- product sales;
- outsourced engineering services and
- licensing.

We estimate that the monies earned through to FY06 will come from a combination of contract research and grants, sales and outsourced engineering services. The magnitude of the increase in revenue over the previous period is very exciting and a real watershed for the company.

corporatefile.com.au
When do you expect revenue to start flowing from licensing?

CEO Kevin Russeth
We are hopeful of commercial sales directly and via our customers in FY06. At this stage it is too difficult to make any predictions of the quantum. This will be an area to keep a close eye on in FY06.

We currently have three customers in the U.S., Rapiscan Security Products, L-3 Communications and Lockheed Martin. We continue under contract with all three of these groups. With those contracts come substantial and comprehensive confidentiality and non-disclosure obligations. Unfortunately it is impossible for us to give regular status reports to the stock market while maintaining our obligations under these agreements.

Outside of the U.S. we continue to progress relationships with Gilardoni in Italy, STG in Russia and the China Institute of Atomic Energy in Beijing.

corporatefile.com.au
What impact will the revenue increase in FY06 have on your cash burn? What is your cash cost base?

CEO Kevin Russeth
The revenue combined with our retained cash and receivables gives us a cushion while we continue to drive new business opportunities and sales.

Historically we burn between $500,000 and $650,000 per month. Our retained cash at the end of last quarter was $4,685,000. Combining that with our projected revenue we are in a good position.

corporatefile.com.au
Can you comment on the progress of your international tenders for supply contracts for your QR explosives detection equipment?

CEO Kevin Russeth
We are expecting results shortly from a handful of outstanding proposals and tenders both in Australia and overseas. We mentioned earlier in the year that we brought on a sales agent with extensive experience in the security equipment space who is based in Victoria. We are hopeful that his experience will be a catalyst for our sales efforts in this region.

corporatefile.com.au
In January you announced a distribution agreement with Italian X-ray equipment manufacturer Gilardoni SRA to distribute its range of X-ray equipment in ASEAN markets. What progress have you made to date?

CEO Kevin Russeth
That relationship is continuing to develop on more than one front. Our Melbourne based sales representative is actively pursuing opportunities throughout the region on the distribution front. His efforts are focused on Singapore, Indonesia, Australia, New Zealand and Thailand.

corporatefile.com.au
Has your revenue range forecast of A$3 million to A$5 million provided for any sales of Gilardoni's equipment?

CEO Kevin Russeth
There is a small component that relates to Gilardoni sales. The sale of X-ray products and associated integration work could be another area where we will have a pleasant surprise for the market later in the year. It's something to keep the other eye on.

corporatefile.com.au
You also at that time announced plans to collaborate with Gilardoni on other strategic initiatives? Have there been any subsequent developments in combining or integrating your QR technology with Gilardoni's deployed base of X-ray equipment?

CEO Kevin Russeth
We have entered into an MOU with Gilardoni that lays a framework for an integration project and we plan to have equipment in front of the Italian regulators later this year.

corporatefile.com.au
Where is the strength in your contract research coming from?

CEO Kevin Russeth
It's being driven by several factors including open borders, the uncertain political climate, war and today's regulated and litigious society. Companies and governments need to ensure they take all the necessary precautions to protect their citizens, the environment and infrastructure by funding the development of new technologies to meet their increasingly complicated needs. The strengths of QR as an emerging commercial technology are that it is very accurate, relatively inexpensive to manufacture and helps companies and governments meet their detection and identification needs.

corporatefile.com.au
Quadrupole Resonance is a platform technology that uses low frequency radio waves to safely and cheaply identify the chemical structure of some 20,000 molecular structures. Other than explosives, what other areas are you focusing on?

CEO Kevin Russeth
The world today is much more interested in the chemical aspects of our universe. There is significantly more interest than twenty five years ago in what people are carrying, how and what companies are making, what people are ingesting into their bodies and what we are doing to our environment. Consequently we are applying QR research and exploring new areas including additional explosive detection capability, narcotic detection, and pharmaceutical quality control and assurance.

There are gaping holes globally in security screening whether you want to screen luggage, cargo, people, or vehicles. Plastic explosive is not the only type of contraband of interest to the authorities. There is a growing interest in the detection of narcotics, such as heroin, cocaine and ecstasy which QR technology can identify. QR could be a technology to assist in the prevention of some

difficult situations such as those that have recently emerged in Australia and Indonesia.

We have collaborative research agreements and other relationships in place with Government and academic institutions in Australia, the U.S. and the U.K. Some of these groups have their own independent research going on in the area of narcotics detection and pharmaceutical quality control and assurance as well.

corporatefile.com.au
Thank you, Kevin.

For further information on QRSciences Holdings Limited please visit www.qrsholding.com and www.qrsciences.com or contact Investor Relations:

- in Australia on 08 9351 1200 or
- in the US on 1+858 345 1095

For previous Open Briefings by QRSciences Holdings Limited or to receive future Open Briefings by e-mail visit www.corporatefile.com.au


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 2/6/05
Document Ref : 227
Release Time: Immediate
Subject: Revenue Guidance

Revenue Guidance:
Expecting strong growth through FY06

Perth, Thursday, June 2, 2005 – QRSciences (QRS:ASX), an Australian based technology company and a leader in the development of explosive detection systems, says it expects strong revenue growth through FY06.

"Given the level of demand and seeing our business progress through various milestones has given us some visibility on the revenue front. With that the Board see a range of revenue developing from now through the end of FY06 between $3 million and $5 million dollars" stated Kevin Russeth, Chief Executive Officer, QRSciences.

"As we articulated in our Open Briefing in March the Company is currently generating revenue from contract research and grants both from Government and commercial sources, product sales and engineering services" Mr. Russeth added.

"There continues to be high demand from the broader security industry for advanced explosive detection solutions. Quadrupole Resonance (QR) and our advanced metal imaging techniques are leading edge technologies ideally suited to the needs of that community, offer improved capability over currently deployed solutions and are available at a reasonable cost" continued Mr. Russeth.

"These are exciting times for our company. Business is expanding on all fronts with particular strength in contract research both at a government and commercial level, outsourced consulting & evolving opportunities in the international security market. Our physical presence in the U.S. bolstered by strategic appointments will increase our growth opportunities" concluded Mr. Russeth.

About QRSciences

QRSciences, based in Perth, Western Australia with operations in San Diego, California, designs and develops systems, sub-systems, components and software for security related applications. The Company is a leader in quadrupole resonance (QR), magnetic sensing, and advanced metal detection technologies. Applications for the technologies include explosive and narcotic detection, chemical manufacturing quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com or contact the Company in Australia on +61-8-9351-1200 and in the U.S. on +1-858-345-1095